EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

Audit Committee of NATCO Group Inc. and

NATCO Group Profit Sharing and Savings Plan Committee

We consent to the incorporation by reference in the registration statement (No. 333-111298) on Form S-8 of NATCO Group Inc. of our report dated June 27, 2008, with respect to the statement of net assets available for benefits of the NATCO Group Profit Sharing and Savings Plan as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended, and the supplemental schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2007 and schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2007, which report appears in the December 31, 2007, Annual Report on Form 11-K of the NATCO Group Profit Sharing and Savings Plan.

/s/ KPMG LLP

Houston, Texas

June 27, 2008